SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2003

CALL-NET ENTERPRISES INC.

(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.

Date: May 21, 2003	By:	/s/ George Malysheff
	Name:	George Malysheff
	Title:	Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

99.1	Press Release dated December 3, 2002 — Call-Net Enterprises announces departure of senior vice president and chief financial officer

99.2	Press Release dated December 23, 2002 — Sprint Canada encouraged by CRTC pro-competitive stance as reflected in today’s interim rate decision for digital network access

99.3	Press Release dated February 20, 2003 — Sprint Canada Secures a three-year agreement with Air Canada

99.4	Press Release dated February 26, 2003 — Call-Net Reports its Fourth Quarter and Year End Results for 2002

99.5	Press Release dated March 19, 2003 — Amendment to Call-Net Enterprises’ Shareholder Rights Plan

99.6	Press Release dated April 11, 2003 — Call-Net Enterprises Inc. to Release Q1 Financial and Operating Results — May 1, 2003

99.7	Press Release dated May 1, 2003 — Call-Net Generates Free Cash Flow for Second Sequential Quarter — Q1 2003 Results

99.8	Notice of Annual Meeting of Shareholders and Management Proxy Circular and Form of Proxy — May 7, 2003

99.9	Call-Net’s financial statements and interim management discussion and analysis for the three months ending March 31, 2003